# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ridgepost Capital, Inc., CIK 0001841968
CUSIP: 69376K106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2699 HOWELL STREET, SUITE 1000, 2699 HOWELL STREET, SUITE 1000, DALLAS, Texas (TX), 75204
Date of event which requires filing of this statement: 03/25/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001159363-26-000004
Filed by CIK 0001159363

## Reporting persons
- CAZ INVESTMENTS LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); shared voting power 3,432,594; shared dispositive power 3,432,594; aggregate amount beneficially owned 3,432,594 (4.4% of the class)
- CAZ GP Ownership Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 2,649,595; sole dispositive power 2,649,595; aggregate amount beneficially owned 2,649,595 (3.4% of the class)
- CAZ GP Stakes Fund: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 772,999; sole dispositive power 772,999; aggregate amount beneficially owned 772,999 (1% of the class)
- CAZ Barbell Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 10,000; sole dispositive power 10,000; aggregate amount beneficially owned 10,000 (0% of the class)

## Item 1. Issuer
Name of issuer: Ridgepost Capital, Inc.
Address of issuer's principal executive offices: 2699 HOWELL STREET, SUITE 1000, 2699 HOWELL STREET, SUITE 1000, DALLAS, TEXAS, 75204.

## Item 2. Person Filing
Name of person filing: Christopher Zook
Address of principal business office or, if none, residence:
1360 Post Oak Boulevard
Suite 2200
Houston, TX 77056
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,432,594
Percent of class: 100
Sole power to vote or to direct the vote: 3,432,594
Sole power to dispose or to direct the disposition: 3,432,594

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CAZ INVESTMENTS LP: Isaiah Massey, Authorized Person (10/08/2026)
- CAZ GP Ownership Fund, L.P.: Isaiah Massey, Authorized Person (10/08/2026)
- CAZ GP Stakes Fund: Isaiah Massey, Authorized Person (10/08/2026)
- CAZ Barbell Fund, L.P.: Isaiah Massey, Authorized Person (10/08/2026)